COGDELL SPENCER INC.
4401 Barclay Downs Drive, Suite 300
Charlotte, North Carolina 28209-4670
October 24, 2005
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-4561

Re:	Cogdell Spencer Inc.
Registration Statement on Form S-11 (File No. 333-127396)
Tandy Statement
Ladies and Gentlemen:
In regards to the above reference registration statement (the “Registration Statement”), we acknowledge the following:
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the Registration Statement.
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement.
•	The Company may not assert staff comments and the staff’s action in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours, COGDELL SPENCER INC.
By:	/s/ Frank C. Spencer
	Name:	Frank C. Spencer
	Title:	Chief Executive Officer and President